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EXHIBIT 99-5

Consent of Sproule Associates Ltd.

 LETTER OF CONSENT

TO:	Suncor Energy Inc.
The Securities and Exchange Commission
The Securities Regulatory Authorities of Each of the Provinces of Canada

Dear Sirs

Re:    Suncor Energy Inc.

        We refer to the Summary Reserves Report (the "Report") prepared by Sproule Associates Limited ("Sproule") dated March 5, 2010 which provides a summary of Sproule's proved and probable reserves evaluations and reviews pursuant to U.S. disclosure requirements of Suncor Energy Inc.'s North American onshore interests, East Coast lease interests and MacKay River in-situ leases as at December 31, 2009.

        We hereby consent to the use of our name, reference to and excerpts from the said Report by Suncor Energy Inc. in its Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029), Form F-9 (File No. 333-140797) and Form F-9 (File No. 333-151347) of Suncor Energy Inc., of our Report.

        We have read Suncor Energy Inc.'s Annual Information Form dated March 5, 2010 and the Form 40-F dated March 5, 2010 and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report or that are within our knowledge as a result of the services which we performed in connection with the preparation of the Report.

Yours very truly,
SPROULE ASSOCIATES LTD.
"SPROULE ASSOCIATES LTD."
R. Keith MacLeod, P.Eng. President

Dated: March 5, 2010
Calgary, Alberta
CANADA

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  EXHIBIT 99-5
Consent of Sproule Associates Ltd.
LETTER OF CONSENT